EXHIBIT 3.1

Register No. 17586	Dossier No. 5336

MERGER INSTRUMENT

ITALIAN REPUBLIC

In the year 2003 (two thousand and three) on the 29th (twenty-ninth) day of the month of July In Milan, in the building at Via Agnello no. 18

Before me Prof. Piergaetano Marchetti, notary public in Milan, registered with the Milan College of Notaries, appeared, without witnesses having the parties mutually agreed to waive them with my consent:

—Mr. Antonio TESONE, lawyer, born in Ancona on 20 July 1923, domiciled for the purposes of his position in Ivrea, at Via Jervis no. 77, who declares that he is signing this instrument not on his own account but as Chairman of the Board of Directors and as such as the legal representative of the listed public limited company:

“Olivetti S.p.A.” with registered office in Ivrea, at Via Jervis no. 77, paid-up share capital of EUR 8,856,601,372, registration number in the Turin Company Register and tax code: 00488410010, entered in the Turin Economic-Administrative Register at no. 27115 (hereinafter also the “Absorbing Company”), in implementation of the resolution adopted by the shareholders’ meeting of such company on 26 May 2003 as per the minutes of the same date, no. 17530/5296 of my register, filed with the Milan I Tax Receipts Agency on 13 June 2003;

—Mr. Marco TRONCHETTI PROVERA, born in Milan on 18 January 1948, domiciled for the purposes of his position in Milan, at Piazza degli Affari no. 2, businessman, who declares that he is signing this instrument not on his own account but as Chairman of the Board of Directors and as such as the legal representative of the listed public limited company:

“Telecom Italia S.p.A.” with registered office in Milan, at Piazza degli Affari no. 2, paid-up share capital EUR 4,023,833,058.30, registration number in the Milan Company Register and tax code: 00471850016, entered in the Milan Economic-Administrative Register at no. 1108188 (hereinafter also the “Company to be Absorbed” or the “Absorbed Company”), in execution of the resolution adopted by the shareholders’ meeting of such company on 24 May 2003 as per the minutes of the same date, no. 17529/5295 of my register, filed with the Milan I Tax Receipts Agency on 13 June 2003; (such companies, also referred to jointly hereinafter as the “Companies Participating in the Merger”.

The parties, of whose identity I notary am certain, in the above-mentioned representative capacities premise that

a)	the directors of the companies Olivetti S.p.A. and Telecom Italia S.p.A. prepared a merger plan for the absorption of Telecom Italia S.p.A. into Olivetti S.p.A.;

b)	the merger plan, drawn up pursuant to Article 2501-bis of the Civil Code, was filed, for Olivetti S.p.A., with the Turin Company Register on 22 April 2003, and for Telecom Italia S.p.A., with the Milan Company Register on 18 April 2003;

c)	the documents referred to in Article 2501-sexies of the Civil Code were made available at the registered offices of the Companies Participating in the Merger within the time limits laid down by law;

d)	the Information Document, drawn up in accordance with Consob Regulation 11971/1999 as amended, was also made available in good time at the registered offices of the Companies Participating in the Merger and at Borsa Italiana S.p.A.;

e)	the above-mentioned documentation was also posted on the websites of Olivetti S.p.A. and Telecom Italia S.p.A.;

f)	the fairness reports on the exchange ratio referred to in Article 2501-quinquies of the Civil Code were prepared:

(i) for Olivetti S.p.A. by the auditing firm Deloitte & Touche Italia S.p.A., appointed by the Chairman of the Ivrea Court in a decree issued on 18 March 2003

(ii) for Telecom Italia S.p.A. by the auditing firm Reconta Ernst & Young S.p.A., pursuant to Article 158 of Legislative Decree 58/1998 and annexed to the minutes of the respective shareholders’ meetings of the Companies Participating in the Merger referred to above;

g)	with the resolutions adopted in the shareholders’ meetings of 26 May 2003 (Olivetti S.p.A.) and 24 May 2003 (Telecom Italia S.p.A.) the Companies Participating in the Merger approved the merger plan, duly filed as described above (and attached to the minutes of the meetings), for the absorption of Telecom Italia S.p.A. into Olivetti S.p.A.;

h)	the resolutions in question were entered:

—for Olivetti S.p.A., in the Turin Company Register on 28 May 2003;

—for Telecom Italia S.p.A., in the Milan Company Register on 28 May 2003;

i)	with the resolutions adopted in the above-mentioned shareholders’ meeting of 26 May 2003 the Absorbing Company, Olivetti S.p.A., also approved, as of the date on which the merger becomes effective:

*	the recalculation of the maximum remaining amount of the increase in share capital already approved by the Olivetti S.p.A. extraordinary shareholder’s meeting of 4 October 2000 for the part to be used for the exercise of “Warrant Azioni Olivetti ex Tecnost 1999-2004” warrants (Point 3 of the resolution approving the merger plan);

*	a divisible increase in the share capital—by reiterating, updating and, where necessary, renewing earlier resolutions to increase the share capital adopted by the shareholders’ meeting and the Board of Directors of Olivetti S.p.A., insofar as they are still effective and to take account of the assignment ratio for Olivetti shareholders in the context of the present merger—for the stock option plans and convertible bond loans of Olivetti S.p.A. (Point 4 of the resolution approving the merger plan);

*	a further divisible increase in the share capital—to take account of the assignment ratio for Telecom Italia shareholders in the context of the present merger—in various divisible tranches for the outstanding stock option plans of Telecom Italia S.p.A. (Point 5 of the resolution approving the merger plan);

*	the adoption of new bylaws basically consistent with those of the Company to be Absorbed, which, in addition to the amendments consequent on the resolutions referred to in point i) of this premise, providing, among other things, for the adoption of the new name “Telecom Italia S.p.A.”, the transfer of the registered office to Milan, at Piazza degli Affari no. 2 and the opening of headquarters in Rome, at Corso d’Italia no. 41, the adoption of the corporate purpose of the Company to be Absorbed, the rules for the savings shares (to be issued by the Absorbing Company in the context of the present merger); these bylaws were annexed to the minutes of the shareholders’ meeting referred to above in the version amended following the indications of the competent governmental authorities regarding the special powers of the Minister for the Economy and Finance under Article 2(1) of Decree Law 332/1994, ratified with amendments by Law 474/1994 (Point 6 of the resolution approving the merger plan);

*

authorization, as of the date on which the merger becomes effective, of the Board of Directors, under Article 2443, second paragraph, of the Civil Code, to increase the share capital by means of the issue for cash of shares up to a maximum of EUR 48,644,750, with the exclusion of the right of pre-emption pursuant to the combined effects of Article 2441, last paragraph, of the Civil Code and Article 134 of Legislative Decree 58/1998 (resolution concerning Item 3 of the agenda of the extraordinary part of the shareholder’s meeting);

l)	the merger plan approved by the shareholders’ meetings of both the companies established that, applying the principles and methods described in the plan itself, at the conclusion of the merger the exchange ratio and the post-merger amount of the Absorbing Company’s share capital would be announced;

m)	the above-mentioned resolutions do not appear to have been challenged within the time limits referred to in Article 2503 of the Civil Code, so that the merger may be concluded; they also premise, among other things for the purpose of calculating the assignment ratios referred to in Point 2 below, that

n)	the share capital of Olivetti S.p.A., which at the date of filing of the merger plan amounted to EUR 8,845,537,520, today amounts to EUR 8,856,601,372, divided into 8,856,601,372 shares with a par value of EUR 1 each, following the conversion of Olivetti S.p.A. bonds into a total of 11,063,852 ordinary shares;

o)	the share capital of Olivetti S.p.A. at the date on which the merger becomes effective will amount to EUR 8,845,643,315 divided into 8,845,643,315 shares with a par value of EUR 1 each, following the redemption of 10,958,057 shares withdrawn under Article 2437 of the Civil Code in consequence of the change in the corporate purpose of Olivetti S.p.A. as of the date on which the merger becomes effective (Point 6 of the resolution approving the merger plan);

p)	therefore, as provided for in the merger plan (Point 4), the exchange will be carried out by redistributing the share capital of the Absorbing Company, after changing the par value of its shares from EUR 1 to EUR 0.55 and without prejudice to the necessary roundings, since it is not necessary for the Absorbing Company to allot additional newly-issued shares, although this possibility is envisaged in the merger plan;

q)	the share capital of Telecom Italia S.p.A. amounts today to EUR 4,023,833,058,30 divided into 5,262,938,081 ordinary shares and 2,053,122,025 savings shares of which, partly in consequence of the Tender Offer made by Olivetti S.p.A. for shares of Telecom Italia S.p.A., 3,403,937,004 ordinary shares and 242,936,252 savings shares are owned by the Absorbing Company, Olivetti S.p.A., and 6,195,500 ordinary shares and 54,309,500 savings shares by Telecom Italia S.p.A.; lastly, they premise that

r)	the newly issued savings shares of the Absorbing Company were admitted to listing on the MTA electronic share market operated by Borsa Italiana S.p.A. in the latter’s Decision No. 2992 of 21 July 2003, so that the condition for the effectiveness of the merger referred to in Point 6 of the merger plan has been satisfied.

In view of all that is premised above the parties, in implementation of the above-mentioned resolutions of the shareholders’ meetings of 26 and 24 May 2003 and in their above-mentioned representative capacities, agree what follows.

IMPLEMENTATION OF THE MERGER

1.)	(Implementation of the merger)—In implementation of the merger plan (attached hereto as Annex “A”) approved by the respective shareholders’ meetings, the companies Olivetti S.p.A. and Telecom Italia S.p.A. declare and recognize themselves as merged by means of the absorption into Olivetti S.p.A. with registered office in Ivrea, at Via Jervis no. 77 of Telecom Italia S.p.A. with registered office in Milan, at Piazza degli Affari no. 2

2.)

(Share cancellation – Redistribution – Assignment Ratio)—The merger is implemented on the basis of the respective financial statements for the year ended 31 (thirty-one) December 2002 (two thousand and two) for both the companies taking part in the merger, according to the procedures that are all indicated in the merger plan and thus, among other things, with the cancellation of 8,856,601,372 (eight billion eight hundred and fifty-six million six hundred and one thousand three hundred and seventy-two) outstanding Olivetti S.p.A. ordinary shares with a par value of EUR 1 (one) each and the contemporaneous issue by the Absorbing Company itself of new shares with a par value of EUR 0.55 (zero point five five) each and regular dividend entitlement to be redistributed and assigned to the shareholders of Olivetti S.p.A. and the shareholders of Telecom Italia S.p.A. other than Olivetti S.p.A.—according to the exchange ratio of 7 (seven) Olivetti (ordinary or savings) shares with a par value of EUR 1 each for each Telecom Italia (ordinary or savings) shares with a par value of EUR 0.55 each—in accordance with the assignment ratios—calculated in accordance with the provisions of the merger plan and the accompanying explanatory reports, rounded down to the sixth decimal place—given below:

(i) for each Olivetti S.p.A. share with a par value of EUR 1 (one) withdrawn and cancelled (except for the 10,958,057 (ten million nine hundred and fifty-eight thousand and fifty-seven) shares cancelled following the exercise of the right of withdrawal) 0.471553 (zero point four seven one five five three) newly-issued ordinary shares of the Absorbing Company with a par value of EUR 0.55 (zero point five five) each;

(ii) for each Telecom Italia S.p.A. ordinary share with a par value of 0.55 (zero point five five) withdrawn and cancelled 3.300871 (three point three zero zero eight seven one) newly-issued ordinary shares of the Absorbing Company with a par value of EUR 0.55 (zero point five five) each will be assigned;

(iii) for each Telecom Italia S.p.A. savings share with a par value of 0.55 (zero point five five) withdrawn and cancelled 3.300871 (three point three zero zero eight seven one) newly-issued savings shares of the Absorbing Company with a par value of EUR 0.55 (zero point five five) each will be assigned;

The ratios referred to above under points (i), (ii) and (iii) are defined as the “assignment ratios”.

Specifically, it is acknowledged that, for the purpose of the overall squaring of the transaction, Banca Akros S.p.A. has waived the right to be assigned a fraction of an ordinary share equal to 0.875762 and a fraction of a savings share equal to 0.133783. so that the Absorbing Company:

—in order to satisfy the above-mentioned assignment ratios will issue—to repeat: in complete accordance with the provisions of the merger plan and therefore, among other things, following the rounding down of the assignment ratios to the sixth decimal place—a total of 10,287,061,839 (ten billion two hundred and eighty-seven million sixty-one thousand eight hundred and thirty-nine) ordinary shares and 5,795,921,069 (five billion seven hundred and ninety-five million nine hundred and twenty-one thousand and sixty-nine) savings shares, all with a par value of EUR 0.55 (zero point five five) each, with the allocation to the legal reserve of a total of EUR 2,715.60 (two thousand seven hundred and fifteen point six zero);

—will therefore have, as of the date the merger becomes effective, a subscribed and paid-up share capital of EUR 8,845,640,599.40 (eight billion eight hundred and forty five million six hundred and forty thousand five hundred and ninety-nine point four zero) divided into 10,287,061,839 (ten billion two hundred and eighty-seven million sixty-one thousand eight hundred and thirty-nine) ordinary shares and 5,795,921,069 (five billion seven hundred and ninety-five million nine hundred and twenty-one thousand and sixty-nine) savings shares.

It is also acknowledged, again in accordance with the merger plan, that:

—a service will be provided to the shareholders of the Companies Participating in the Merger to handle fractions of shares at market prices and at no cost in terms of expenses, stamp duty or commissions, so as to permit the rounding of the number of newly-issued shares to which they are entitled down or up to nearest whole number;

—in the event that the shares of the Absorbing Company held do not entitle the holder to receive, in accordance with the assignment mechanism referred to above, even one newly-issued share of the Absorbing Company, maintenance of the position of shareholder will be ensured by assigning, free of charge, one share of the Absorbing Company made available by Olivetti International S.A. to the shareholder in question.

3.)	(Share assignment)—Olivetti S.p.A. and Telecom Italia S.p.A. will inform interested parties, by publishing a notice in at least one Italian daily newspaper with national circulation, of the procedures to be followed to exchange their shares upon completion of the merger.

As of the date on which the merger becomes effective the ordinary and savings shares assigned in exchange will be listed in the same way as the Olivetti S.p.A. ordinary shares currently outstanding.

4.)	(Date as of which the newly-issued Olivetti S.p.A. shares will participate in the profits)—The ordinary and savings shares of the Absorbing Company newly-issued for the exchange will have regular dividend entitlement.

5.)	(Savings shares, warrants, bonds and stock options)—No provision has been made in connection with the merger for any special treatment of specific classes of shareholders or of holders of financial instruments other than the shares of the Companies Participating in the Merger, except that:

a)	the number of shares obtainable by exercising warrants (Olivetti S.p.A.) and stock options (Olivetti S.p.A. and Telecom Italia S.p.A.) and the conversion ratios of the convertible bond loans issued by Olivetti S.p.A. will be changed when the merger becomes effective to take account of the assignment ratio referred to in Point 2 above, with a corresponding updating of all the respective rules. It is also acknowledged that the maximum amounts of the increases in share capital for the warrants, convertible bonds and stock options referred to in Article 5 of the bylaws that the Absorbing Company will adopt as of the date on which the merger becomes effective and annexed to the merger plan approved by the shareholders’ meetings of the Companies Participating in the Merger is consequently reset, in accordance with the resolution adopted by the Absorbing Company approving the merger plan, in the amount established in the same Article 5 of the bylaws, attached hereto.

b)	The savings shares issued by the Absorbing Company in exchange for the savings shares of the Absorbed Company will have the same rights and features as the latter, specified in more detail in the bylaws.

c)	The Absorbing Company will succeed to the outstanding bond loans already issued by the Absorbed Company and adopt their rules.

6.)	(Effects vis-à-vis third parties, accounting and tax effects)—The merger will become effective, after the registrations referred to in Article 2504-bis of the Civil Code, on 4 (four) August 2003 (two thousand and three).

The transactions of the Absorbed Company will be recorded in the accounts of the Absorbing Company starting from 1 (one) January 2003 (two thousand and three). The tax effects of the merger will also start from the same date.

7.)	(Termination of the mandates of the governing bodies of the Absorbed Company)—From the time the merger becomes effective vis-à-vis third parties, the Absorbed Company will cease to exist and so will its governing bodies, without prejudice to the effectiveness of every action taken up to that time in the name and on behalf of the Absorbed Company, even if implemented after the resolutions referred to in the premises or the date of the balance sheets adopted for the purposes of the merger.

SUCCESSOR EFFECTS

8.)	(Succession of the Absorbing Company)—In consequence of the merger, Olivetti S.p.A. (under its new name of Telecom Italia S.p.A., tax code 00488410010) will lawfully succeed, pursuant to Article 2504-bis of the Civil Code, to all the real and movable property, tangible and intangible assets (including equity interests in Italian and foreign companies and entities), possessory and de facto situations, rights, legitimate interests, expectations, privileges, claims, reasons, actions, activities in general, including those pending or in preparation, of the Absorbed Company by way of legal ownership, beneficial ownership, availability or to which it is legitimated vis-à-vis any person including persons in the public sector and whatever the basis may be and even if they were acquired or arose at a date subsequent to the resolutions referred to in the premises or the date of the balance sheets adopted for the purposes of the merger.

All the goods and rights are to be understood as acquired by the Absorbing Company with every appurtenance or accessory, with every accompanying privilege and guarantee, including real security (which will keep its existing validity and priority), right, encumbrance, lien, active or passive servitude, with the movable property and intangible assets of the Absorbed Company transferred in consequence of the merger to the Absorbing Company consisting, merely as an example, of public and private-sector securities, financial assets and products in general, deposits, including bank and postal deposits, security bonds.

Again in consequence of the merger, and correspondingly, the Absorbing Company succeeds ipso jure to all the liabilities, debts, obligations, commitments, charges, encumbrances, personal and real security granted, and liability positions in general of the Absorbed Company and all the legal relationships, conventions, policies, deposits, contracts and final and preliminary agreements (obviously including in the first place the existing contracts and income and expense relationships of the Absorbed Company for the performance of its activities, employment contracts, collaboration contracts, including continuous collaboration, agency agreements, insurance and banking contracts, rental agreements, utility contracts and contracts with suppliers and customers, etc.), including those pending or in preparation, disputes of any kind and in any jurisdiction involving any person and whatever their origin and even if they were acquired or arose at a date subsequent to the resolutions referred to in the premises or the date of the balance sheets adopted for the purposes of the merger.

In particular, the Absorbing Company succeeds and must succeed, vis-à-vis central and local governmental authorities and entities, to all the concessions, registrations, authorizations, permits, licences, exemptions, facilitations and recognitions possessed by the Absorbed Company or that are in the process of being issued or examined, with every consequent right, interest, expectation and, but not limited to, to the licences and authorizations listed in Annex “B”.

The Absorbing Company will therefore continue without interruption in every activity and relationship in Italy and abroad of the Absorbed Company, in the same way as it will succeed, inter alia, to all the principles, procedures and rules of corporate governance of the Absorbed Company.

All the above shall refer both to Italy and abroad.

9.)	(Particular assets)—In particular, it is expressly acknowledged (inter alia for the purpose of performing every necessary formal act) that the assets of the Absorbed Company acquired in consequence of the merger also comprise:

a)	the equity interests in the limited liability companies listed in Annex “C”;

b)	the trademarks and patents listed in the dossier contained in Annex “D”.

It should be noted, however, that the descriptions given in the above-mentioned annexed dossiers and lists are not final, so that the Absorbing Company definitely acquires, without the need for any supplementary acts, which, however, the representatives of the Absorbing Company are authorized to adopt at any time, all and every right, even if not mentioned, insofar as it is part of the assets of the Absorbing Company, and in particular the parties reserve the right to draw up an act acknowledging the real property, motor vehicles, registered movable property, logos, patents, intellectual and industrial property rights and the like already included in the patrimony of the Absorbed Company at the date the merger becomes effective vis-à-vis third parties.

10.)	(Authorizations)—As of now the representatives and appointees of the Absorbing Company—under its new name of Telecom Italia S.p.A., tax code 00488410010—are expressly authorized to make all the transfers, annotations, transcriptions, changes of name, entries, etc. in favour of the Absorbing Company at or in every local authority office, public register in general, record, private or public-sector office, required in consequence of this instrument for any good, right, licence, permit, concession, authorization, contract, application and anything else already in the name of or referable to the Absorbed Company at the date the merger becomes effective vis-à-vis third parties. In all this the competent keepers of the registers and records and the heads of the respective offices are exonerated from any responsibility for the execution of the merger instrument.

To these ends, it is understood that any indication of goods, rights, assets or liabilities of the Absorbed Company, notwithstanding omissions or inexact data and regardless of any reference thereto, will be, wherever or however made, merely indicative and the Absorbing Company may at any time enforce its rights under this instrument and, for whatever may be necessary, identify in a formal act any relationships or assets of any kind included in the patrimony of the Absorbed Company.

BYLAWS—DIRECTORS

11.)	(Bylaws of the Absorbing Company)—When the merger becomes effective as specified in Point 6, the following will become effective:

(i) the amendments to the bylaws (specifically indicated in fact as due to become effective at the time the merger becomes effective) approved by the aforementioned Olivetti S.p.A. shareholders’ meeting of 26 May 2003 (recorded in the minutes with the same date, No. 17530/5296 of my register) and referred to in premise i), and thus, among other things, as stated earlier: the adoption by the Absorbing Company of the new name of “Telecom Italia S.p.A.”, the transfer of the registered office to Milan, at Piazza degli Affari no. 2, and the opening of headquarters in Rome, at Corso d’Italia no. 41, it being acknowledged that the text of the bylaws of the Absorbing Company effective from 4 August 2003 is that (which also specifies the share capital following the assignment transactions referred to in Point 2 above and the updating of the amounts of the share issues for stock options, convertible bonds and warrants) in Annex “E”;

(ii) the appointment as directors of the Absorbing Company for one financial year, and therefore until the approval of the financial statements for 2003 (two thousand and three), and with a total remuneration of EUR 1,860,000 (one million eight hundred and sixty thousand) of:

Marco TRONCHETTI PROVERA, born in Milan on 18 January 1948;

Gilberto BENETTON, born in Treviso on 19 June 1941;

Carlo Orazio BUORA, born in Milan on 26 May 1946;

Umberto COLOMBO, born in Livorno on 20 December 1927;

Giovanni CONSORTE, born in Chieti on 16 April 1948;

Francesco DENOZZA, born in Turin on 5 October 1946;

Luigi FAUSTI, born in Ancona on 9 March 1929;

Guido FERRARINI, born in Genoa on 8 August 1950;

Natalino IRTI, born in Avezzano (AQ) on 5 April 1936;

Gianni MION, born in Vò (PD) on 6 September 1943;

Pietro MODIANO, born in Milan on 3 November 1951;

Massimo MORATTI, born in Bosco Chiesanuova (VR) on 16 May 1945;

Carlo Alessandro PURI NEGRI, born in Genoa on 11 July 1952;

Riccardo RUGGIERO, born in Napoli on 26 August 1960;

Pier Francesco SAVIOTTI, born in Alessandria on 16 June 1942.

12.)	(Registrations and transcriptions concerning the Absorbing Company)—The Absorbing Company is authorized to register, transcribe and enter in the company’s new name of Telecom Italia S.p.A., with registered office in Milan, at Piazza degli Affari no. 2, all real property, registered movable property, security, financial instruments and every other right belonging to the Absorbing Company for which such or analogous formal acts are necessary, to this end the parties reserve the right to draw up an act acknowledging the real property, registered movable property, logos, patents, intellectual and industrial property rights and the like, and any other right included in the patrimony of the Absorbing Company.

All the above shall refer both to Italy and abroad.

EXPENSES AND FEES

13.) Exclusively for the purpose of the receipt of the notary fees, as shown in the balance sheet adopted for the merger, it is acknowledged that the capital and reserves of the Absorbed Company amount to a total of EUR 10,955,275,593 (ten billion nine hundred and fifty-five million two hundred and seventy-five thousand five hundred and ninety-three).

I have read this instrument to the parties, who approve it and sign it together with me, with the reading of the annexes omitted in agreement with them.

It consists of six pages typewritten by a person I trust and completed by me by hand for a total of twenty-two pages and part of the twenty-third.

signed Antonio Tesone

signed Marco Tronchetti Provera

signed Piergaetano Marchetti notary public